Tower One Wireless Corp. 600 – 535 Howe Street Vancouver, BC V6C 2Z4 Canada

TOWER ONE ANNOUNCES GRANT OF PERFORMANCE SHARE UNITS

September 13, 2021 - VANCOUVER, BC, CANADA - TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) ("Tower One" or the "Company") announces that it has granted an aggregate of 2,000,000 performance share units (each, a "PSU") to certain consultants pursuant to the Company's Omnibus Equity Incentive Plan (the "Plan"). Subject to ratification of the Plan by the shareholders of the Company, each PSU represents the right to receive, once vested and performance criteria are met, one common share in the capital of the Company. The securities are subject to vesting requirements, including that the Plan be ratified by the shareholders of the Company. The securities are subject to a restricted period of four months from the date of issuance.

About Tower One

Tower One's principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure ("towers") in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

Contact Information:

Corporate Communications

Tel: +1 917 546 3016

E-mail:  info@toweronewireless.com

Website:  www.toweronewireless.com

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